Via Facsimile and U.S. Mail
Mail Stop 6010

May 18, 2007

Mr. Kevin J. Bratton
Senior Vice President, Finance, and Chief Financial Officer
Cytogen Corporation
650 College Road East, Suite 3100
Princeton, NJ 08540-5308

Re: **Cytogen Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-14879

Dear Mr. Bratton:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page F-9

Note 1. Summary of Significant Accounting Policies, page F-9

Other Assets, page F-15

1.   Based on the disclosure on page 5 of your "Business" section and in Note 19, it is unclear whether CAPHASOL is currently approved for distribution within Europe. Please provide us with your analysis of the accounting literature under GAAP that supports the capitalization of the $1.7 million portion of your up-front payment to InPharma for the CAPHOSOL European marketing rights. As it appears that InPharma is exclusively responsible for CAPHOSOL development, please specifically address your consideration of paragraph 12 of SFAS No. 68.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant